Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: December 22, 2020

South Mountain Merger Corp. Announces Meeting Date for Special Meeting of Stockholders Relating
to Previously Announced Business Combination with Billtrust

NEW YORK, NY, December 22, 2020 – South Mountain Merger Corp. (Nasdaq: SMMC) (“South Mountain”), a publicly traded special purpose acquisition company, today announced that it has set January 12, 2021 as the meeting date for the special meeting of stockholders (the “Special Meeting”) to consider matters related to the proposed business combination (the “Business Combination”) with Factor Systems, Inc. (d/b/a Billtrust) (“Billtrust”).

At the Special Meeting, South Mountain’s stockholders will be asked to approve and adopt the previously announced Business Combination Agreement (as amended on December 13, 2020, the “BCA”) and other such proposals as disclosed in the proxy statement/consent solicitation statement/prospectus relating to the Business Combination.  Holders of South Mountain’s shares of Class A Common Stock and Class B Common Stock at the close of business on the record date of December 17, 2020 are entitled to notice of the virtual Special Meeting and to vote at the virtual Special Meeting.

The Special Meeting will be held on January 12, 2021 at 10 a.m. Eastern time.  In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the well-being of South Mountain’s stockholders and partners, the Special Meeting will be completely virtual.

If the proposals at the Special Meeting are approved, South Mountain anticipates that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

More information about voting and attending the Special Meeting is included in the proxy statement/consent solicitation statement/prospectus filed by South Mountain with the Securities and Exchange Commission (the “SEC”) on October 26, 2020, as amended, which is available without charge on the SEC’s website at http://www.sec.gov. South Mountain encourages you to read the proxy statement/consent solicitation statement/prospectus carefully. The deadline for South Mountain’s public stockholders to exercise their redemption rights in connection with the Business Combination is January 8, 2021 at 5:00 p.m. Eastern time. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, at (877) 750-5836; banks and brokers can call collect at (212) 750-5833.

About South Mountain Merger Corp.

South Mountain Merger Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.

About Billtrust

Billtrust is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce. Accounts receivable is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper based. Billtrust is at the forefront of the digital transformation of AR, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoice delivery, payments and remittance capture, cash application and collections. For more information, visit Billtrust.com.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving South Mountain and Billtrust. A full description of the terms of the transaction is included in the registration statement on Form S-4, which includes a proxy statement of South Mountain, a consent solicitation statement of Billtrust and prospectus of South Mountain, initially filed by South Mountain with the SEC on October 26, 2020 and subsequently amended. South Mountain urges investors, stockholders and other interested persons to read the proxy statement/consent solicitation statement/prospectus as well as other documents filed with the SEC because these documents contain important information about South Mountain, Billtrust and the transaction. Stockholders are also able to obtain a copy of the proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: South Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, NY 10153. The definitive proxy statement/consent solicitation statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s definitive proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction is set forth in the proxy statement/consent solicitation statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of South Mountain and Billtrust may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding  projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Billtrust’s technology platform, the advantages and expected growth of BPN, Billtrust’s ability to scale and grow its business, Billtrust’s ability to digitally transform the AR industry, the cash position of the combined company following closing, the timing of the closing of the transaction and South Mountain’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services;  market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s definitive proxy statement/consent solicitation statement/prospectus, its final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this press release. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact:
BilltrustIR@icrinc.com

Media Contact:
Meredith Simpson
msimpson@billtrust.com